[Akerman Letterhead]
June 10, 2010
VIA EDGAR AND COURIER
Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	The GEO Group, Inc. Form S-4 filed May 5, 2010 File No. 333-166525
Dear Mr. Ingram:
     On behalf of The GEO Group, Inc. (“GEO”), we hereby respond to the Staff’s comment letter, dated June 1, 2010, regarding the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Please find enclosed three copies of Amendment No. 1 marked to show changes from the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the comment letter and other changes that are intended to update, clarify and render the information complete. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form S-4
General
1.	Your disclosure indicates that Cornell shareholders owning approximately 18.4% of Cornell’s outstanding shares have entered into voting agreements to vote all shares of Cornell in favor of the merger and that these parties executed irrevocable proxies to vote their shares in favor of the merger. Please consider Interpretation 239.13 of the Division’s Securities Act Sections Compliance and Disclosure Interpretations and explain why you believe it is appropriate to register the issuance of such shares on this Form S-4 at this time. We will permit the registration of offer and sales of an acquiror’s securities where lock-up agreements have been signed under limited circumstances, one of which requires that the lock-ups involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired. In this regard, it is not clear whether the North Star Partners entities were, at the time the parties executed the voting agreement, eligible participants. Annex 1 to the Voting Agreement, filed as Exhibit 10.43 to GEO’s Form 8-K filed on April 20, 2010, indicates that the North Star Partners Entities beneficially owned less than 5% of Cornell outstanding securities. Please advise.
     Response:

Jay Ingram, Legal Branch Chief
June 10, 2010

     Notwithstanding the beneficial ownership percentages referenced in Annex 1 to the Voting Agreement, the North Star Partners entities beneficially own, currently and at the time the parties executed the voting agreement, 5% or more of the voting equity securities of Cornell. As reflected in the Form 4 filed on April 9, 2010 by Mr. Andrew R. Jones, a director of Cornell and the sole managing member of NS Advisors, LLC which is the General Partner of both North Star Partners entities, and the Schedule 13D filed by Mr. Jones on May 17, 2010, the beneficial ownership of Mr. Jones and the North Star Partners entities is as follows:

Stockholder	Beneficial Ownership of Cornell Common Stock
Mr. Jones	12,703 shares owned directly

28,750 shares covered by options exercisable as of May 14, 2010

North Star Partners, L.P.	339,599 shares

North Star Partners II, L.P.	369,264 shares
     This results in aggregate beneficial ownership of 750,316 shares of Cornell common stock or 5.03% of the outstanding shares of Cornell common stock. As indicated in the Schedule 13D, Mr. Jones has sole voting power and sole dispositive power over the 750,316 shares of Cornell common stock. Under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), voting power or investment power over securities constitutes beneficial ownership by a holder. Therefore, with respect to the North Star Partners entities, the lock-up agreement involves a holder of 5% or more of the voting equity securities of Cornell and a director of Cornell in his capacity as the sole managing member of the General Partner of both North Star Partners entities. Based on the above, we believe that we comply with the requirements of Interpretation 239.13 of the Division’s Securities Act Sections Compliance and Disclosure Interpretations and it is therefore appropriate to register the issuance of shares of GEO common stock on the Registration Statement at this time.
2.	We note that each share of GEO Group common stock carries with it one preferred share purchase right. Please note that Geo Group is required to register the offer and sale of rights issued under an existing shareholder rights plan when it files a new registration statement under the Securities Act for the common stock to which the rights relate. See Question 116.16 in the Securities Act Forms section of the Division of Corporation Finance’s “Compliance and Disclosure Interpretations” that are available on the Commission’s website at http://www.sec.gov. In addition, counsel must provide an opinion on the preferred share rights that are required to be covered by the registration statement. See Item 601(b)(5) of Regulation S-K. Please revise.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on the facing sheet of Amendment No. 1. Additionally, we will file by an amendment to the Registration Statement Akerman Senterfitt’s legal opinion which will include an opinion on the preferred share purchase rights.

Jay Ingram, Legal Branch Chief
June 10, 2010

3.	Please provide in the forepart of your prospectus a brief statement comparing the percentage of outstanding shares entitled to vote held by GEO’s and Cornell’s directors, executive officers, and affiliates. See Item 3(h) of Form S-4.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 7 of Amendment No. 1.
4.	Please provide us with all analyses, reports, representations, and similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinions. In addition, please provide us with a copy of each engagement letter.
     Response:
     In response to the Staff’s comment, the materials that each of GEO and Cornell provided to the financial advisors in connection with rendering their respective opinions are being provided by GEO and Cornell to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with such rules, we respectfully request that these materials be returned to the appropriate parties promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
     The presentation materials prepared by Barclays Capital and BofA Merrill Lynch in connection with rendering their respective opinions to GEO’s board of directors at its April 18, 2010 meeting summarized under the caption “Opinion of GEO’s Financial Advisors,” and their respective engagement letters with GEO, are being provided to the Staff under separate cover by counsel for Barclays Capital and BofA Merrill Lynch on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, counsel for Barclays Capital and BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Barclays Capital and BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
     The presentation materials prepared by Moelis in connection with rendering its opinion to Cornell’s board of directors at its April 18, 2010 meeting summarized under the caption “Opinion of Cornell’s Financial Advisor,” and its engagement letter with Cornell, are being provided to the Staff under separate cover by counsel for Moelis on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, counsel for Moelis has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Moelis also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
5.	Please revise to fill in all blank spaces, except for information which may be omitted in reliance upon an available rule. You may wish to use brackets to indicate information that is subject to change prior to effectiveness.
     Response:
     In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 1 to fill in blank spaces except for information which is omitted in reliance upon an available rule or where such information is not known at this time but will be determined and filled in prior to going effective on the Registration Statement. Additionally, we have used brackets to indicate information that is omitted in reliance upon an available rule or that is subject to change prior to effectiveness.

Jay Ingram, Legal Branch Chief
June 10, 2010

6.	Please provide us with copies of the election form and letter of transmittal that is being sent to Cornell stockholders along with the joint proxy statement/prospectus.
     Response:
     In response to the Staff’s comment, we have filed as Exhibit 99.6 to Amendment No. 1 the form of Election Form and Letter of Transmittal.
7.	Please update the financial statements and corresponding financial information included and incorporated by reference to comply with Rule 3-12 of Regulation S-X. This should include the pro forma financial information provided pursuant to Rule 11- 02(c) of Regulation S-X.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on pages 14-17 and 107-124 of Amendment No. 1 to update the financial statements and corresponding financial information included and incorporated by reference.
8.	Please provide the equivalent pro forma per share information required by Item 3(f) of Part I.A. of the Form S-4.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 18 of Amendment No. 1 to provide the equivalent pro forma per share information.
Inside Front Cover Page
9.	Please clearly state that to obtain timely delivery, security holders must request the information incorporated by reference into your Form S-4 no later than five days before the date they must make their investment decision. See Item 2(2) of Form S-4.
     Response:
     In response to the Staff’s comment, we have revised the inside front cover page of Amendment No. 1.
Summary, page 1
The Merger, page 1
Merger Consideration, page 2
10.	We note if cash elections are made such that the aggregate cash consideration would exceed $100.0 million, then GEO may elect, in its sole discretion, to pay such excess amount in shares of GEO common stock or in cash. Please identify the objective standards that GEO may consider in determining to pay the excess consideration in stock or cash.

Jay Ingram, Legal Branch Chief
June 10, 2010

     Response:
     As noted in the Staff’s comment, if Cornell stockholders make cash elections in an amount that would cause the aggregate cash consideration to exceed $100.0 million, GEO may elect, in its sole discretion, to pay such excess amount in shares of GEO common stock or in cash. The Agreement and Plan of Merger (the “Merger Agreement”) does not provide that GEO’s exercise of its sole discretion is contingent upon the satisfaction of any objective standards in determining whether to pay the excess consideration in stock or cash nor did GEO formulate any objective standards to determine whether it would pay the excess consideration in stock or cash during the negotiations or subsequent to signing the Merger Agreement. Notwithstanding the above, GEO intends to pay such excess amount in cash and we have revised the disclosure on the joint notice and pages 2, 30 and 73 of Amendment No. 1 to reflect GEO’s intention.
11.	To the extent certain shareholders have indicated how they intend to proceed insofar as electing cash or stock, we would expect to see appropriate disclosure that would assist Cornell shareholders in mitigating the uncertainty associated with contingent nature of the merger consideration.
     Response:
     We acknowledge the Staff’s comment. No Cornell stockholders have indicated to GEO or Cornell how they intend to proceed regarding their election of cash or GEO common stock. If GEO or Cornell receives any indication of how Cornell stockholders will proceed regarding their election of cash or GEO common stock prior to going effective on the Registration Statement, we will add appropriate disclosure that would assist Cornell stockholders in mitigating the uncertainty associated with the contingent nature of the merger consideration.
Interests of GEO and Cornell Executive Officers and Directors in the Merger, page 5
12.	Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of both companies will receive or have received as a result of this transaction. Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests. Consider whether a tabular presentation might be helpful.
     Response:
     In response to the Staff’s comment, we have revised the disclosure under the headings “Summary-Interests of GEO and Cornell Executive Officers and Directors in the Merger” on pages 5-7 of Amendment No. 1 and “Interests of Cornell Directors and Executive Officers in the Merger That are Different Than Yours — Equity-Based Awards — Non-qualified Deferred Compensation Plan” on page 61 of Amendment No. 1. We confirm that all agreements evidencing such interests have been filed.
Material United States Federal Income Tax Consequences, page 5
13. Since it is a condition to the completion of the merger that each party shall have received an opinion from their respective counsel that the transaction will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are

Jay Ingram, Legal Branch Chief
June 10, 2010

not delivered. Are we correct in presuming that you will also provide executed opinions of counsel as Exhibits 8.1 and 8.2, prior to the desired effective date?
     Response:
     In response to the Staff’s comments, each of GEO and Cornell acknowledges and agrees that it will recirculate the proxy statement and resolicit proxies if one or both of the tax opinions to be delivered at closing by counsel to each party are not delivered. We have revised the disclosure on page 7 to reflect this.
     Additionally, in response to the Staff’s comments, we will file executed versions of the tax opinions of Akerman Senterfitt and Hogan Lovells US LLP as Exhibits 8.1 and 8.2, respectively, with the final amendment to the Registration Statement.
14.	Revise to remove the word “generally” wherever it appears. Use of the term may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the federal income tax consequences for United States holders.
     Response:
     In response to the Staff’s comments, we have revised the disclosure on pages 8 and 65-68 of Amendment No. 1.
Recent Developments, page 17
Litigation Relating to the Merger, page 17
15.	Please describe to us supplementally the factual basis alleged to underlie the complaint filed by Cornell Companies’ shareholder.
     Response:
     On or about April 27, 2010, Todd Shelby, who purports to be a stockholder of Cornell, filed a putative class action complaint in the District Court for Harris County, Texas against Cornell, each of its directors, and GEO. Shelby alleges that the director defendants breached their fiduciary duties by initiating a process that he claims would result in the sale of Cornell for inadequate consideration, by failing to engage in an auction process for the sale of Cornell, and by agreeing to certain terms, including the termination fee payable to GEO in the event the agreement is terminated under certain circumstances, that he claims will depress the value received by stockholders. Shelby also alleges that Cornell and GEO “aided and abetted” the claimed breach of fiduciary duty by the director defendants. The complaint seeks declaratory and injunctive relief to invalidate the merger agreement and to prevent the consummation of the proposed transaction. On or about May 28, 2010, Shelby filed an amended complaint in which he added new allegations contending that the Preliminary Joint Proxy/Prospectus omitted allegedly material information pertaining to (i) additional details concerning earlier, unsuccessful discussions between Cornell and GEO and/or between Cornell and other industry participants regarding a possible merger transaction, (ii) additional details concerning the process employed by the directors in evaluating the current proposed transaction, (iii) additional details concerning the negotiation of particular provisions of the merger agreement, (iv) additional details concerning the analysis by Moelis & Company underlying its fairness opinion, and (v) additional details concerning the analysis conducted for GEO by its financial

Jay Ingram, Legal Branch Chief
June 10, 2010

advisors, Barclays Capital and BofA Merrill Lynch. The amended complaint did not contain any new or altered causes of action, nor did it alter the relief sought from that of the original complaint. The defendants’ initial responses to the amended complaint are currently due to be filed by June 21, 2010.
     We have revised the disclosure on page 21 of Amendment No. 1 to specify that the plaintiff filed an amended complaint on May 28, 2010.
The Merger, page 26
Background of the Merger, page 27
16.	We note your disclosure on page 29 that no other potential strategic acquirers had any interest in holding substantive discussions with Cornell as of April 5, 2010. Please elaborate on all other strategic alternatives, including any non-acquisition strategies, considered by Cornell’s board of directors beginning in July 2009, and provide its reasons for not pursuing such other alternatives.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 32 of Amendment No. 1.
17.	Please explain GEO’s rationale for offering and Cornell’s rationale for agreeing to a combination of cash and shares of common stock as consideration in the merger transaction.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on pages 37 and 51 of Amendment No. 1.

Jay Ingram, Legal Branch Chief
June 10, 2010

GEO Reasons for the Merger and the Recommendation of GEO’s Board of Directors Relating to the Merger, page 32
18.	Please indicate whether GEO or Barclays Capital and/or BofA Merrill Lynch recommended the consideration to be offered by GEO to Cornell’s shareholders. See Item 1015(b)(5) of Regulation M-A and Item 4(b) of Form S-4.
     Response:
     We respectfully believe that the disclosure appearing on page 33 of the Registration Statement addresses the Staff’s comment. Specifically, such disclosure indicates that, “The terms of the merger were determined through negotiations between GEO and Cornell, rather than by any financial advisor, and the decision to enter into the merger agreement was solely that of GEO’s board of directors. Barclays Capital and BofA Merrill Lynch did not recommend any specific form of consideration to GEO’s board of directors or that any specific form of consideration constituted the only appropriate consideration for the merger.” In light of the Staff’s comment, however, we have added disclosure on page 38 of Amendment No. 1 to add a reference to the consideration as one of the terms determined through negotiations between GEO and Cornell.
Integration Considerations, page 33
19.	We note your disclosure that GEO’s board of directors also considered a variety of risks and other factors. Please describe in greater detail these risks and other factors.
Response:
     In response to the Staff’s comment, we have revised the disclosure on page 37 of Amendment No. 1.
Opinion of GEO’s Financial Advisors, page 33
20.	Please describe GEO’s method of selecting Barclays Capital and BofA Merrill Lynch as its financial advisors. See Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.
     Response:
     We respectfully believe that the disclosure appearing on pages 35 and 38 of the Registration Statement addresses the Staff’s comment. Specifically, with respect to Barclays Capital, such disclosure on page 35 of the Registration Statement indicates that, “GEO selected Barclays Capital because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.” Also, with respect to BofA Merrill Lynch, such disclosure on page 38 of the Registration Statement indicates that, “GEO selected BofA Merrill Lynch to act as GEO’s financial

Jay Ingram, Legal Branch Chief
June 10, 2010

advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment banking community and its familiarity with GEO and its business.” In light of the Staff’s comment, however, we have added disclosure on pages 40 and 43 of Amendment No. 1 to further clarify the description of GEO’s selection of Barclays Capital and BofA Merrill Lynch.
Summary of Barclays Capital’s Opinion. page 34
21.	Please supplementally provide us with copies of the financial and operating information provided to Barclays Capital by GEO with respect to GEO’s business and by GEO and Cornell with respect to Cornell’s business.
     Response:
     In response to the Staff’s comment, GEO and Cornell are providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the appropriate parties promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
Summary of BofA Merrill Lynch’s Opinion, page 36
22.	Please supplementally provide us with copies of the internal financial and operating information provided to BofA Merrill Lynch by GEO’s management with respect to the business, operations, and prospects of GEO and by Cornell’s management with respect to the business, operations, and prospects of Cornell. Please also supply us with copies of GEO’s alternative version of the Cornell forecasts that GEO furnished to BofA Merrill Lynch.
     Response:
     In response to the Staff’s comment, GEO and Cornell are providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the appropriate parties promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
Barclays Capital Financial Analyses, page 39
Cornell Selected Company Analysis, page 39
23.	Please describe how Barclay Capital selected the comparable companies that it considered in its financial analysis.
     Response:

Jay Ingram, Legal Branch Chief
June 10, 2010

     In response to the Staff’s comment, we have revised the disclosure on page 44 of Amendment No. 1.
Cornell Selected Transactions Analysis, page 40
24.	Please explain whether any comparable transactions were excluded from Barclay Capital’s analysis and, if so, the reasons for its exclusion of such transactions.
     Response:
     We supplementally advise the Staff that Barclays Capital did not exclude from its selected transactions analysis any transactions for which information was publicly available that Barclays Capital identified as meeting its selection criteria. We note for the Staff, however, as indicated in the disclosure appearing on page 40 of the Registration Statement, that no selected transaction or company used in Barclays Capital’s analysis is identical to Cornell or the merger and that Barclays Capital’s analysis necessarily involves judgment. In light of the foregoing and the Staff’s comment, we have added disclosure on page 45 of Amendment No. 1 to indicate that Barclays Capital’s selected transactions analysis may not necessarily utilize all transactions that could be deemed comparable to Cornell or the merger.
Cornell Discounted Cash Flow Analysis, page 41
25.	Please explain how Barclays Capital determined the range of terminal value multiples and discount rates inputted into its discounted cash flow analysis.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 46 of Amendment No. 1.
BofA Merrill Lynch Financial Analyses, page 41
26.	Please describe how BofA Merrill Lynch selected the comparable companies that it considered in its financial analysis.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 46 of Amendment No. 1.
Cornell Discounted Cash Flow Analysis, Page 43
27.	Please explain how BofA Merrill Lynch determined the range of terminal value multiples and discount rates inputted into its discounted cash flow analysis.
Response:
In response to the Staff’s comment, we have revised the disclosure on page 48 of Amendment No. 1.

Jay Ingram, Legal Branch Chief
June 10, 2010

Cornell Reasons for the Merger and the Recommendation of the Cornell Board of Directors, page 45
28.	We note that GEO sought to enter into a business combination transaction with Cornell in prior years but that the two companies never entered into any definitive agreements. As such, please explain the reasons why Cornell’s board of directors determined that a merger with GEO was advisable at this time.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on pages 50-51 of Amendment No. 1.
Opinion of Cornell’s Financial Advisor, page 48
29.	Please supplementally provide us with copies of the internal information provided by Cornell to Moelis & Company relating to Cornell’s past and current business. Please also supply us with copies of the internal information provided by GEO to Moelis & Company.
     Response:
     In response to the Staff’s comment, GEO and Cornell are providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the appropriate parties promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
Cornell Analyses, page 50
Comparable Public Companies Analysis, page 51
30.	Please describe how Cornell selected the comparable companies that it considered in its financial analysis.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on pages 56-57 of Amendment No. 1.
Discounted Cash Flow Analysis, page 52
31.	Please explain how Moelis & Company determined the multiples and discount rates inputted into its discounted cash flow analysis.
     Response:

Jay Ingram, Legal Branch Chief
June 10, 2010

     In response to the Staff’s comment, we have revised the disclosure on page 58 of Amendment No. 1.
Other Information, page 53
32.	Please describe Cornell’s method of selecting Moelis & Company as its financial advisors. See Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.
     Response:
     In response to the Staff’s comment, we have provided additional disclosure on page 59 of Amendment No. 1.
Material Federal Income Tax Consequences of the Merger. page 58
33.	We note that you intend to obtain and file a tax opinion regarding the material U.S. federal income tax consequences resulting from the transaction. Because it appears that you intend the tax discussion section to set forth counsel’s opinion, and the tax opinion to be filed as an exhibit to be a short-form tax opinion, please:
•	revise the discussion under the “Material Federal Income Tax Consequences of the Merger” to clearly state that the discussion and each of the conclusions are the opinion of counsel;

•	ensure that counsel presents its full opinion under the “Material Federal Income Tax Consequences of the Merger” and clearly identify each matter upon which counsel is opining.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 65 of Amendment No. 1.
Consequences if the Merger is a Taxable Transaction, page 61
34.	We note the disclosure under this heading. Please disclose the reasons for your uncertainty regarding whether or not the merger will constitute a taxable transaction for U.S. federal income tax purposes or, in the alternative, remove any language that suggests uncertainty in counsel’s opinion.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 67 of Amendment No. 1.
Representations and Warranties, page 69
35.	We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in the merger agreement, which has been filed as part of your registration statement. Please tell us how you determined that disclaimers such as this

Jay Ingram, Legal Branch Chief
June 10, 2010

are consistent with your disclosure obligations or amend your disclosure as appropriate. We would not to a statement that the merger agreement should not be relied upon as disclosure about GEO or Cornell without consideration to the entirety of public disclosure by these parties as set forth in all of their respective public reports.
     Response:
     In response to the Staff’s comment, we have amended the disclosure on pages 75-76 of Amendment No. 1.
Comparison of Stockholder Rights, page 93
36.	For ease of comparison, please provide GEO’s authorized capital information under the “GEO Shareholder Rights” column.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 99 of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Financial Statements, page 101
Unaudited Pro Forma Condensed Combined Balance Sheets, page 103
37.	Please present the historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 109 of Amendment No. 1 to include both historical and pro forma shares authorized, issued and outstanding.
Unaudited Pro Forma Condensed Combined Statements of Income, page 104
38.	Given the nonrecurring charges identified in note (I), please revise your pro forma statement of income to present income (loss) from continuing operations before nonrecurring charges or credits attributable to the transaction as the last line item on the statement. Refer to Rule 11-02(b)(5) of Regulation S-X.
     Response:
     In response to the Staff’s comment, we have revised the pro forma statement of income to present Income from Continuing Operations Before Nonrecurring Charges Related to the Transaction Attributable to the Combined Company on pages 17, 18, 110, 111, 121-122 of Amendment No. 1.

Jay Ingram, Legal Branch Chief
June 10, 2010

Note 3. Preliminary Estimated Acquisition Consideration, page 105
39.	We note that the table which shows the preliminary estimated acquisition consideration is based on Cornell’s estimated shares of common stock and equity awards outstanding as of April 29, 2010. We have the following comments in this regard:
•	Separately quantify the number of shares of common stock and the number of outstanding equity awards.
•	Disclose what consideration you gave to ASC 718 in accounting for the exchange of any equity awards, including whether the replacement awards should be accounted for as part of the purchase price, compensation, or a combination of both.
•	Disclose whether or not the original awards were vested and whether any new awards will or will not be vested, if applicable.
•	Disclose how you will account for any new awards subsequent to the acquisition. Refer to ASC 805-30-30-9 through 13.
     Response:
     In response to the Staff’s comment in the first bullet, we have separately quantified the number of shares of common stock and the number of outstanding equity awards on page 113 of Amendment No. 1. In response to the Staff’s comment in the second bullet, the Company will account for the replacement awards as part of the allocation of purchase price in accordance with ASC 805-30-30-9. Any awards issued that are unrelated to the transaction will be expensed in accordance with FASB ASC 718. In response to the Staff’s comment, we have revised the disclosure on pages 113 of Amendment No. 1 to include a discussion of the replacement awards. In response to the Staff’s comment in the third bullet, we have revised the disclosure on page 113 of Amendment No. 1 to provide how the original awards and new awards vest. In response to the Staff’s comment in the fourth bullet, we have revised the disclosure on page 113 of Amendment No. 1 to provide for how we will account for any new awards subsequent to the acquisition.
40.	Please expand your table to more clearly show how you arrived at the total estimated acquisition consideration by presenting the calculations used to arrive at the cash consideration amount as well as the stock consideration amount.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 113 of Amendment No. 1.
41.	The share price used to calculate the estimated cash payout was based on the closing price of GEO’s common stock on April 29, 2010 which was $21.59. Please provide a sensitivity analysis based on the possible changes in the closing price of your common stock if the range of possible outcomes could have a material impact on the amount of goodwill to be recorded.

Jay Ingram, Legal Branch Chief
June 10, 2010

     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 114 of Amendment No. 1. to include a discussion and a sensitivity analysis reflecting the impact on the total consideration and goodwill if the market value of GEO’s common stock increases or decreases by 10% compared to the closing price of GEO common stock on May 28, 2010.
42.	Please discuss the extent to which the total purchase price consideration could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of any additional potential payments, if applicable.
     Response:
     GEO cannot estimate the maximum amount of the purchase price since this is contingent on the fluctuation in the price of GEO’s common stock; however, based on the terms and conditions of the merger agreement, the exchange ratio is fixed. We have also revised note (A) on page 112 of Amendment No. 1 to reflect that in the scenario where the elections made by Cornell stockholders would result in the aggregate cash consideration to exceed $100.0 million, GEO may elect, in its sole discretion, to pay such excess amount in shares of GEO common stock or in cash. There are no other potential payments in addition to the purchase price consideration.
Note 5. Preliminary Pro Forma and Acquisition Accounting Adjustments, Page 107
43.	Please disclose the nature and terms of any contractual agreements, including management, cost sharing, or service agreements, which will be in place subsequent to the acquisition. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable.
     Response:
     There are no contractual agreements, including management, cost sharing, or service agreements, that will be in place subsequent to the acquisition that were entered into in connection with the acquisition. As a result, no pro forma disclosure is applicable.
44.	Your pro forma financial statements assume that 20% of the shares of Cornell common stock will be exchanged for cash. For note (A), if true, please clarify in your note that cash and cash equivalents would decrease by the cash consideration amount of $85.3 as disclosed in Note 3. This decrease will be entirely offset by additional debt which you will incur to pay this cash consideration amount.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note (A) on page 115 of Amendment No. 1 to clarify that the cash and cash equivalents would decrease by the cash consideration of $82.9 million and that this decrease would be entirely offset by an increase in debt incurred to pay for the cash consideration amount.

Jay Ingram, Legal Branch Chief
June 10, 2010

45.	Please expand note (B) to clearly show the total purchase price and how this purchase price was allocated to each balance sheet line item. You should show the specific tangible and intangible assets and liabilities the purchase price has been allocated to. You should also clearly disclose the methodology used to determine the estimated fair value of the assets and liabilities, including any significant estimates and assumptions used.
     Response:
     In response to the Staff’s comment, we have revised the disclosure as Note (C) on pages 115-116 of Amendment No. 1. The preliminary purchase price allocation relative to intangible assets is a preliminary estimate. The percentage of 37.5% was applied upon the exercise of management’s judgment based on information obtained from analysis performed in prior attempts to merge with Cornell. The final fair value of the intangible assets will be prepared at closing by management using a third party financial valuation service. GEO has disclosed this calculation for informational purposes and has also included a statement as to the preliminary nature of this calculation in Note (C). Additionally, the methodology used to determine the fair value of the other assets, liabilities and noncontrolling interest is based on Cornell’s carrying values at March 31, 2010. GEO has not yet determined the fair value of the assets and liabilities acquired and has updated the disclosure in Amendment No. 1 in Note (C) to that effect.
46.	Please help us understand why there does not appear to be a fair value adjustment to the property and equipment of Cornell to arrive at the preliminary acquisition date fair value pursuant to ASC 805-20-30-1. If you have yet to determine the fair value adjustment, disclose this fact and provide a sensitivity analysis as to how such adjustments might impact depreciation expense.
     Response:
     GEO has not yet performed a detailed valuation analysis to determine the fair value of Cornell’s assets and liabilities to be assumed in the transaction and as such has not yet established the fair value of Cornell’s property. In light of this and the Staff’s comment, we have added a new Note (B) on page 115 of Amendment No. 1 to clarify that GEO has not yet determined the fair value adjustment of Cornell’s property and equipment and provide a table demonstrating the impact to pro forma depreciation and amortization expense for the thirteen weeks ended April 4, 2010 and for the fiscal year ended January 3, 2010 of a 10% increase or decrease in the final determination of the fair value of property and equipment.
47.	Note (D) indicates that the $26.6 million adjustment to accounts payable, accrued expenses and accrued payroll includes estimated non-recurring transaction expenses, including $7.6 million of automatic change in control payments relative to certain executive employee agreements. Please address why the $19 million pro forma retained earnings adjustment discussed in note (I) does not include the $7.6 million change in automatic change in control payments.
     Response:
     As part of certain of Cornell’s existing employment agreements with its executives, certain of its executives are entitled to change of control payments which will become liabilities to Cornell at the close

Jay Ingram, Legal Branch Chief
June 10, 2010

of the merger with GEO. As a result, these payments are included as liabilities for the purposes of Cornell’s closing balance sheet and recorded as a reduction of Cornell’s net assets. The expense related to the establishment of the change in control liability is an expense to Cornell and therefore has been excluded from the Pro Forma Unaudited Condensed Combined Statements of Income. This treatment is consistent with ASC 805-20-25-3 and 805-10-25-20 through 805-10-25-23 which provides guidance to distinguish the accounting for items exchanged as part of the business combination versus transactions outside of the business combination. In light of the foregoing and the Staff’s comment, we have revised the disclosure in Note (E) (previously Note (D) in the Registration Statement) on page 117 of Amendment No. 1.
48.	Please expand your disclosures to show how you arrived at the amount of the adjustment in note (E). This note should include a discussion of any significant assumptions and estimates used to arrive at this amount.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note (F) (previously Note (E) in the Registration Statement) on page 117 of Amendment No. 1.
49.	In regards to your intent to finance additional borrowings for the acquisition under the accordion feature of your senior credit facility, the disclosures beginning on page 12 of your Form 10-Q for the period ended March 31, 2010 indicate that there may be specific purposes for which the credit facility can only be used. In addition, the senior credit facility contains certain customary representations and warranties, and certain customary covenants that restrict your ability to be party to certain transactions. Please confirm that there are no restrictions which may prevent you from being able to use this facility for this purpose.
     Response:
     BNP Paribas has provided us with an executed commitment letter for $150.0 million of additional financing under the accordion feature in direct connection with the acquisition. We confirm that there are no restrictions or limitations under the Credit Agreement or the commitment letter which would prohibit us from using any borrowings under the senior credit facility, including borrowings under the accordion feature of the senior credit facility, to consummate the merger.
50.	Note (F) indicates that the $85.3 million pro forma adjustment to long-term debt reflects the cash payoff of $85.3 million (financed from additional borrowings under the accordion feature of GEO’s Senior Credit facility). Please clarify how the additional items set forth in this note, including the $70 million repayment of Cornell’s revolver, the intention to redeem GEO’s 10 3/4 Senior Notes for $112 million and GEO’s expectation to fund these payments under its Senior Credit Facility and supplemental borrowings under the $150 million committed financing under the according feature of GEO’s Senior Credit Facility are presented in your pro forma balance sheet.
     Response:

Jay Ingram, Legal Branch Chief
June 10, 2010

     In response to the Staff’s comment, we have revised the disclosure in Note (G) (previously Note (F) in the Registration Statement) on page 117 of Amendment No. 1.
51.	It appears that the note (L) contains multiple components. Please separately present and discuss each component in the note. Please show precisely how you arrived at each component amount. You should disclose the specific asset categories the adjustment relates to and the corresponding useful lives. Please advise how you determined that all intangible assets should have an estimated useful life of 7 years. Refer to ASC 350-30-35-1 through 5.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note (M) (previously Note (L) in the Registration Statement) on page 118 of Amendment No. 1.
52.	It appears that note (M) contains multiple components. Please separately present and discuss each component in the note. Please show precisely how you arrived at each component amount, including the principal debt amount and the corresponding interest rate. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) as well as the effect on income of a 1/8 percent variance in interest rates. Refer to Rule 11-02(b)(8) of Regulation S-X.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note (N) (previously Note (M) in the Registration Statement) on pages 118-119 of Amendment No. 1. The pro forma interest expense reflects an increase of 0.25% which would have been the interest rate charged to GEO as a result of the pro forma borrowings as noted in Note (N). Since GEO was able to use historical interest rates to present the pro forma interest expense, it was not necessary to include a sensitivity analysis to disclose the impact of an increase or decrease in interest rates of .125%.
53.	For note (O), please provide a clear reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in the note to the pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons. In a similar manner, please expand your disclosures in note (vii) on page 109.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note (P) (previously Note (O) in the Registration Statement) on pages 119-120 and the disclosure in Note (viii) (previously Note (vi) in the Registration Statement) on page 122 of Amendment No. 1.
Note 6. Selected Financial Statement Balances — All-Stock Scenario, page 108

Jay Ingram, Legal Branch Chief
June 10, 2010

54.	Please show the calculation used to arrive at the value of the total all-stock consideration purchase price in the note. This should include how you determined the total number of shares to be issued, the stock price used in determining the amount, and the date as of which these assumptions were based.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note 6, beginning on page 120 of Amendment No. 1 to include a table which sets forth the calculation in the all-stock scenario.
55.	The $50.6 million pro forma adjustment to Total liabilities for the all-stock scenario is cross-referenced to note (ii). Note (ii) however refers to the $85.3 million reduction to pro forma Total liabilities that would not be necessary in the all-stock scenario. Please revise to clarify.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note (ii) on page 122 of Amendment No. 1 to more clearly reflect that the cash consideration needed for the cash/stock consideration is not necessary in the all-stock scenario.
56.	The pro forma adjustments to Common stock and additional paid in capital that are cross-referenced to notes (iii) and (iv) appears to be include both the issuance of GEO’s common stock and the elimination of Cornell’s common stock and additional paid in capital. Please separately present and discuss each component in the note.
     Response:
     In response to the Staff’s comment, we have revised the disclosure in Note 6, under “Selected balance sheet captions” to separately present the pro forma adjustments to common stock and additional paid in capital as a result of the issuance of GEO’s common stock and the elimination of Cornell’s common stock on page 121 of Amendment No. 1.
57.	Provide a discussion of the $151.2 million pro forma adjustment to Total shareholders’ equity attributable to the GEO Group Inc. and Total shareholders’ equity.
     Response:
     In response to the Staff’s comment, we have revised the disclosure to add a new Note (v) on page 123 of Amendment No. 1 to set forth the adjustments of $138.5 million (previously $151.2 million) made to pro forma Total Shareholders’ Equity and to Total Shareholders’ Equity Attributable to the GEO Group Inc.
58.	Based on your description of adjustment (v), it is not clear how you arrived at a pro forma adjustment of $3.9 million. Please clearly reconcile between the adjustment amount reflected on the pro forma statement of income on page 104 and this adjustment amount of $3.9 million under an all-stock scenario.
     Response:

Jay Ingram, Legal Branch Chief
June 10, 2010

     In response to the Staff’s comment, we have revised the disclosure in note (vi) (previously note (v)) on page 123 of Amendment No. 1 to include a table which sets forth the detail of the pro forma adjustments to interest expense, including weighted average interest rates, made in the all-stock scenario.
Item 21. Exhibits and Financial Statement Schedules. page 11-2
59.	Please furnish as exhibits all reports, opinions, and appraisals discussed in your prospectus as required by Item 21(c) of Form S-4.
     Response:
     We will file by subsequent amendment to the Registration Statement Akerman Senterfitt’s legal opinion and executed versions of the tax opinions of Akerman Senterfitt and Hogan Lovells US LLP. We believe that, taking into account these and the other exhibits or annexes previously filed, we have furnished or will furnish by subsequent amendment all exhibits required under Item 21(c) of Form S-4.
Form 10-K for the Fiscal Year Ended January 3, 2010
60.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings, if applicable.
     Response:
     We acknowledge the Staff’s comment. Please see our responses below to Staff Comments #61-77, as applicable.
Facility Design. Construction and Finance, page 8
61.	We note your table which sets forth your current expansion and development projects at January 3, 2010. Based on notes (1) and (3), you currently do not have a customer for your North Lake Correctional Facility and your Aurora ICE Processing Center. Until you have a customer, your Customer column should be revised to better clarify this fact.
     Response:
     We acknowledge the Staff’s comment and we will revise the table regarding current expansion and development projects to clarify that we currently do not have customers at the North Lake Correctional Facility and the Aurora ICE Processing Center. In future filings, the table will be presented as follows:

Jay Ingram, Legal Branch Chief
June 10, 2010

		Capacity
		Following	Estimated
	Additional	Expansion/	Completion
Facilities Under Construction	Beds	Construction	Date	Customer	Financing
North Lake Correctional Facility, Michigan	1,225	1,755	Q2 2010	(1)	GEO
Aurora ICE Processing Center, Colorado	1,100	1,532	Q2 2010	(2)	GEO
Broward Transition Center, Florida	n/a	n/a	Q3 2010	Federal (3)	GEO
Blackwater River Correctional Facility, Florida	2,000	2,000	Q2 2010	DMS (4)	Third party

Total	4,325

(1)	We currently do not have a customer for this facility but are marketing these beds to various federal and state agencies.

(2)	We do not yet have customers for these expansion beds.

(3)	We are currently operating this facility and have a management contract for 700 beds. The ongoing construction at this facility is for a new administration building and other renovations to the existing structure.

(4)	We have recently secured a management contract to operate this facility.
Note 1. Summary of Business Operations and Significant Accounting Policies, page 72
General
62.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
o	Identify the reporting unit;

o	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

o	The amount of goodwill;

o	A description of the assumptions that drive the estimated fair value;

Jay Ingram, Legal Branch Chief
June 10, 2010

o	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
o	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure regarding management’s judgments in accounting for goodwill. In future filings of our Form 10K, under Note 1 Summary of Business Operations and Significant Accounting Policies, we will expand the 2nd paragraph of our existing disclosure as follows (proposed revisions are underlined):
Goodwill and Other Intangible Assets
     The Company’s goodwill is not amortized and is tested for impairment annually and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. For the purposes of impairment testing, the Company determines the recoverability of goodwill by comparing the carrying value of the reporting unit, including goodwill, to the fair value of the reporting unit, which is the same as the operating segment. The Company has identified the reporting unit as the operating segment based on the criteria management uses to make key decisions about the business. If the fair value is determined to be less than the carrying value, the Company computes the impairment charge as the excess of the carrying value of the reporting unit goodwill over the implied fair value of the reporting unit goodwill. For the purposes of the goodwill impairment test, the Company determined fair value of the reporting unit using a discounted cash flow model. Growth rates for sales and profits are determined using inputs from the Company’s long term planning process. The Company also makes estimates for discount rates and other factors based on market conditions, historical experience and other environmental factors. Changes in these forecasts could significantly impact the fair value of the reporting unit. During the year, management monitors the actual performance of the business relative to the fair value assumptions used during the annual impairment test.
     For the interim periods in the fiscal year ended January 3, 2010, the Company’s management did not identify any triggering events that would require an update to the annual impairment test. The Company performed its annual impairment test, on the measurement date of October 1, 2009 which is on or about the first day of the Company’s fourth fiscal quarter and did not identify any impairment in the carrying value of its goodwill. The estimated fair value of the reporting unit significantly exceeded the carrying value of the goodwill. A 10% decrease in the fair value of any of our reporting units as of January 3, 2010 would have had no impact on the carrying value of our goodwill. In the fiscal year ended December 28, 2008, the Company wrote off goodwill of $2.3 million associated with the termination of its transportation services business in the United Kingdom. There were no impairment charges recorded in the fiscal year ended December 30, 2007 and there were no changes since the prior year to the methodology the Company applies to determine the fair value of the reporting unit used in its goodwill test. See Notes 4 and 9.
     We do not have any reporting units with fair values not substantially in excess of the carrying value of goodwill and as such, we have not included the disclosures requested above.

Jay Ingram, Legal Branch Chief
June 10, 2010

63.	If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. We note that this information may be best disclosed within your critical accounting policy section of your filing. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.
     Response:
     Please see our response to Staff comment #62 above. We will revise our disclosure in future filings on Form 10-K under Note 1 Summary of Business Operations and Significant Accounting Policies, as indicated above, to disclose that the estimated fair value of the reporting unit, including goodwill, significantly exceeds its carrying value, as applicable. We have not revised our disclosure relating to any long-lived assets or asset groups as we do not have any long-lived assets or asset groups for which we have determined that undiscounted cash flows are not substantially in excess of the carrying value and we are not aware of any circumstances which would indicate that the carrying value of our long-lived assets is not recoverable.
Noncontrolling interest in Subsidiary, page 75
64.	Expand your disclosure to clarify where you have included the income attributable to the noncontrolling interest in your Consolidated Statements of Income.
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure to clarify where we have included the income attributable to the noncontrolling interest in our Consolidated Statements of Income. We will expand our disclosure in the 1st paragraph of the footnote relative to our noncontrolling interest in our future interim and annual filings as follows (proposed revisions are underlined):
Noncontrolling interest in Subsidiary
     On December 29, 2009, the Company adopted new accounting standards related to the reporting of noncontrolling interests. These standards clarify the classification of noncontrolling interests in the consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and the holders of noncontrolling interests. The Company has applied these standards retrospectively in the presentation of its consolidated balance sheets for all periods presented by reflecting its noncontrolling interest, discussed further below, as a separate component of equity. The income attributable to the noncontrolling interest is not material to the Company’s results of operations and is not presented separately. This amount is included in operating expenses for all periods presented.
Revenue Recognition, page 76
65.	You indicate that certain of your contracts have provisions upon which a portion of the revenue is based on the performance of certain targets. Please expand your disclosures

Jay Ingram, Legal Branch Chief
June 10, 2010

to clarify the nature of those targets and provide better insight into your revenue recognition policy for these contracts. Specifically, clarify how and when you determine that amounts are fixed and determinable as well as what you mean by “the time period over which the conditions have been satisfied has lapsed.”
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure to clarify the nature of the targets and provide additional insight into GEO’s revenue recognition policy for these contracts. In future filings, we will expand our disclosure in the 1st paragraph of the disclosure as follows (proposed revisions are underlined):
Revenue Recognition
     Facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate. Certain of the Company’s contracts have provisions upon which a portion of the revenue is based on the performance of certain targets, as defined in the specific contract. These performance targets are based on specific criteria to be met over set periods of time. Such criteria includes our ability to achieve certain contractual benchmarks relative to the quality of service GEO provides, effectiveness of GEO’s quality control programs and GEO’s responsiveness to customer requirements and concerns. GEO may also earn additional revenue through the non-occurrence of certain disruptive events. In some cases, the fees are fixed and determinable and are recognized pro rata or when the conditions for recognition have been satisfied. In other instances, these fees are indeterminable and as such, are not recognized until the amount of the revenue can be reasonably estimated, the service has been rendered and the conditions for recognition have been satisfied. In many instances, the Company is a party to more than one contract with a single entity. In these instances, each contract is accounted for separately.
Note 2. Business Acquisition, page 83
66.	Please provide all of the required disclosures related to business combinations required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50.
     Response:
     The disclosures required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 are applicable to business combinations that occur during the period in which a business combination is completed. In order to determine if the acquisition of Just Care Inc. (“Just Care”) was material to its financial statements, GEO considered the guidance outlined in Staff Accounting Bulletin No. 99 (“SAB 99”) which requires consideration of quantitative and qualitative factors that may require disclosure of adjustments to financial statements. In Note 2 to its Annual Report on Form 10-K, GEO included certain disclosures relative to the total purchase price of Just Care as well as an allocation of the purchase price; however, omitted other disclosures which it deemed quantitatively and qualitatively immaterial. The omitted disclosures that are applicable to the Company’s acquisition of Just Care include: disclosure of amount of revenue and earnings of the acquiree since the acquisition date included in the consolidated financial statement for the reporting period, the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for this business combination had occurred at the beginning of the annual reporting period and revenue and earnings of the combined entity for the comparable prior reporting period as though the business combination had occurred at the beginning of that reporting period. GEO concluded that the omitted disclosures were not quantitatively material by considering the following factors:
• Revenues and operating income for Just Care’s fiscal year ended September 30, 2009 were less than 3% and 3%, respectively, of GEO’s consolidated revenues and operating income for the fiscal year ended January 3, 2010.
• Revenues and operating income, calculated on a pro rata basis from Just Care’s audited financial statements for the fiscal year ended September 30, 2009, for the thirty-nine weeks ended September 30, 2009 were less than 3% and 3%, respectively, of GEO’s revenues and operating income for the thirty-nine weeks ended September 27, 2009.
• Revenues and operating income for Just Care for the period since the acquisition date of September 30, 2009 to GEO’s fiscal year ended January 3, 2010 were less than 3% and 3%, respectively of GEO’s consolidated revenues and operating income for its thirteen weeks ended January 3, 2010.
• Revenues and operating income for the fiscal year ended 2008 for Just Care were less than 3% and 3% of GEO’s revenues and operating income.
• The acquired assets, including goodwill, of Just Care were less than 5% of GEO’s consolidated net assets for the year ended January 3, 2010.
     GEO also considered several qualitative factors with respect to the omitted disclosures and concluded that the omission of the disclosures discussed above was not qualitatively material. Such qualitative considerations include consideration that the information omitted from the disclosure would have changed or influenced an investor’s decision, that the omission affects loan covenants or compliance with regulatory requirements, conceals an unlawful transaction, changes management compensation, concerns a segment or other portion of GEO’s business which plays a significant role in operations and profitability, whether the omission masks a trend of earnings or losses and whether the information omitted might have influenced expectations for GEO’s performance.
     The Company has determined that it has included quantitatively and qualitatively material disclosures in Note 2. to its Annual Report on Form 10-K in sufficient detail and has elected to not expand its disclosures based on its assessment of materiality. GEO also considered the requirements of Regulation S-X, Article 3 Rule 3-05 (2)(ii)(a) as an additional measurement of materiality to aid in the decision of determining materiality and concluded that these disclosures were not required as the acquisition did not meet the definition of a significant subsidiary as defined in Regulation S-X Rule 1-02(w). There were no other acquisitions during the period which would have required an analysis in the aggregate.
Note 4. Discontinued Operations, page 86
67.	The termination of any of your management contracts by expiration or otherwise, may result in the classification of the operating results of such management contract, net of taxes, as a discontinued operation. You present such events as discontinued operations so long as the financial results can be clearly identified, the operations and cash flows are completely eliminated from ongoing operations, and so long as you do not have any significant continuing involvement in the operations of the component after the disposal or termination transaction. On page 100, you disclose various contract terminations which do not appear to be reflected in discontinued operations. Please further clarify

Jay Ingram, Legal Branch Chief
June 10, 2010

your disclosures to address how you determined that these terminations should not be reflected in discontinued operations.
     Response:
     In accordance with ASC 205-20-45-1, GEO reports discontinued operations when the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of GEO as a result of the disposal transaction or contract termination and when GEO will not have any significant continuing involvement in the operations of the component after the disposal transaction. Historically, we have followed the practice of aggregating contracts by customer to evaluate reporting responsibilities relative to discontinued operations. This practice has been supported by the nature of our customer relationships where prisoners may move among contracted facilities and where a number of our customers have contracts for multiple facilities. If the continuing cash flows from the customer are significant, then the cash flows and results of the component unit are reported as continuing operations. As such, the State of Florida is the component unit for the terminated contracts related to Moore Haven Correctional Facility and Graceville Correctional Facility (together, the “Florida contracts”). The State of Florida is the level at which cash flows would be analyzed for treatment as discontinued operations. Since the Company has continuing cash flows which are significant with the State of Florida, these contracts were not reported as discontinued operations. Also terminated during the thirteen weeks ended April 4, 2010 was our contract with Melbourne Custody Centre, operated by our wholly-owned Australian subsidiary on behalf of the Victoria Police to house prisoners, escort and guard prisoners for the Melbourne Magistrate Courts and to provide primary healthcare. The Company’s wholly-owned Australian subsidiary no longer does business with this customer; however, the operating income and revenues generated from this contract were less than 1% of consolidated revenues and operating income and considered not significant for any of the periods presented. To clarify our policy for the reporting of discontinued operations, we will revise our disclosure in future filings as follows (proposed revisions are underlined):
     4. Discontinued Operations
The termination of any of the Company’s management contracts by expiration or otherwise, may result in the classification of the operating results of such management contract, net of taxes, as a discontinued operation. The Company presents such events as discontinued operations so long as the financial results can be clearly identified, the operations and cash flows are completely eliminated from ongoing operations, and so long as the Company does not have any significant continuing involvement in the operations of the component after the disposal or termination transaction. The component unit for which cash flows are considered to be completely eliminated exists at the customer level. Historically, the Company has classified operations as discontinued in the period they are announced as normally all continuing cash flows cease within three to six months of that date. During the fiscal year 2008, the Company discontinued operations at certain of its domestic and international subsidiaries. Where significant, the results of operations, net of taxes, and the assets and liabilities of these operations, each as further described below, have been reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented. Assets, primarily consisting of accounts receivable, and liabilities have been presented separately in the accompanying consolidated balance sheets for all periods presented.
Note 18. Income Taxes. page 108
68.	During the fourth fiscal quarter of 2009, the IRS completed its examination of your U.S. federal income tax returns for the years 2002 through 2005. Following the examination, the IRS notified you that it proposes to disallow a deduction that you realized during the 2005 tax year. Please expand your disclosures to address your consideration of this

Jay Ingram, Legal Branch Chief
June 10, 2010

IRS notification in determining the appropriate accounting for this tax position. Refer to ASC 740-10-25-5 through 17.
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure in future filings to address our consideration of the IRS notification in determining the appropriate accounting for this tax position. In future filings, we will expand our disclosure as indicated in the last paragraph (underlined). The language that has been stricken below appears in the expanded disclosure.
All amounts in the reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. Inclusive of the federal tax benefit on state income taxes the ending balance as of January 3, 2010 is $5.6 million. Included in the balance at January 3, 2010 is $0.5 million related to tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. Under deferred tax accounting, the timing of a deduction does not affect the annual effective tax rate but does affect the timing of tax payments. Absent a decrease in the unrecognized tax benefits related to the reversal of these timing related tax positions, the Company does not anticipate any significant increase or decrease in the unrecognized tax benefits within 12 months of the reporting date. ~~Additions for tax positions of prior years reported in the reconciliation for 2009 include amounts related to proposed federal audit adjustments for the years 2002 through 2005, which the Company has appealed.~~ The balance at January 3, 2010 includes $5.1 million of unrecognized tax benefits which, if ultimately recognized, will reduce the Company’s annual effective tax rate.
The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2006 through 2008 in the fourth quarter of 2009 that is anticipated to be completed by the end of 2011.
During the fourth fiscal quarter of 2009, the Internal Revenue Service (IRS) completed its examination of the Company’s U.S. federal income tax returns for the years 2002 through 2005. Following the examination, the IRS notified the Company that it proposes to disallow a deduction that the Company realized during the 2005 tax year. The Company has appealed this proposed disallowed deduction with the IRS’s appeals division and believes it has valid defenses to the IRS’s position. However, if the disallowed deduction were to be sustained on appeal, it could result in a potential tax exposure to the Company of up to $15.4 million. The Company believes in the merits of its position and intends to defend its rights vigorously, including its rights to litigate the matter if it cannot be resolved favorably at the IRS’s appeals level. If this matter is resolved unfavorably, it may have a material adverse effect on the Company’s financial position, results of operations and cash flow.
The calculation of the Company’s provision (benefit) for income taxes requires the use of significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of the Company’s provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly

Jay Ingram, Legal Branch Chief
June 10, 2010

assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. Due to the Company’s receipt of the proposed IRS audit adjustment for the years 2002-2005, the Company reassessed the probability of potential settlement outcomes with respect to the proposed adjustment, which is now under review by the IRS’s appeals division. Based on this reassessment, the Company has provided an additional accrual. The additional accrual is reported in the reconciliation of unrecognized tax benefits in 2009 as additions for tax positions for prior years which increased by $4.9 million.
Note 20. Condensed Consolidating Financial Information, 114
69.	Please revise your disclosures to clarify, if true, that your guarantor subsidiaries are 100% owned. In this regard, please note the definition of wholly-owned as set forth in Rule 1-02(aa) of Regulation S-X. If your guarantor subsidiaries are not 100% owned, tell us how you comply with the financial statement requirements set forth in Rule 3-10 of Regulation S-X.
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure to clarify that our guarantor subsidiaries are 100% owned. In future filings, we will expand the disclosure in the 2nd paragraph of the disclosure as follows (proposed revisions underlined):
21.	Condensed Consolidating Financial Information
     The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:
     (i) The GEO Group, Inc., as the issuer of the 73/4% Senior Notes;
     (ii) The Subsidiary Guarantors, on a combined basis, which are wholly owned by The GEO Group Inc., and which are guarantors of the 7 3/4% Senior Notes;
     (iii) The Company’s other subsidiaries, on a combined basis, which are not guarantors of the 73/4% Senior Notes (the “Subsidiary Non-Guarantors”);
     (iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and (b) eliminate the investments in the Company’s subsidiaries; and
     (v) The Company and its subsidiaries on a consolidated basis.
Item 15. Exhibits, and Financial Statement Schedules, page 125
Exhibits 31.1 and 31.2
70.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the language in paragraphs 4(d) and 5(b).
     Response:

Jay Ingram, Legal Branch Chief
June 10, 2010

     We acknowledge the Staff’s comment and confirm that in future filings we will file our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.
71.	It appears that you have omitted the schedules and exhibits referenced in your Third Amended and Restated Credit Agreement dated January 24, 2007. Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and confirm that we will file a complete copy of our Third Amended and Restated Credit Agreement dated January 24, 2007, including the previously omitted schedules and exhibits, with our next Form 10-Q.
Definitive Proxy Statement on Schedule 14A Filed March 24, 2010
Board Leadership Structure, page 15
72.	In future filings, please disclose the effect on the board’s leadership structure of the board’s role in performing its risk oversight function. See Item 407(h) of Regulation S-K.
     Response:
     We acknowledge the Staff’s comment and confirm that in future filings of our proxy statement we will disclose the effect on the board’s leadership structure of the board’s role in performing its risk oversight function by adding the following disclosure under “Board Leadership Structure” (proposed revisions are underlined):
     Board Leadership Structure
     Our CEO also serves as the Chairman of the board of directors. We do not have a lead director; however, we believe that there is an adequate balance in the leadership structure between the independent directors and the Chairman and CEO. Each of the key board of director committees is chaired by an independent director. All discussions at the board of director meetings are led by the chair of the relevant committee. Additionally, the independent directors often meet in executive session to discuss appropriate GEO matters. We believe that this structure is appropriate for GEO because it allows one person to speak for and lead GEO and the board of directors, while also providing for effective oversight by an independent board of directors. Since GEO has operated successfully without an official lead director in the past, we continue to believe that this leadership structure is appropriate for GEO. As a company that is focused on its core business, we believe the CEO is in the best position to direct the independent directors’ attention on the issues of greatest importance to GEO and its shareholders. Since our CEO knows GEO’s business, is a pioneer in the industry and has over twenty five years of experience in our business, we believe that our CEO is the appropriate person to lead the board of directors. Our overall corporate governance policies and practices combined with the strength of our independent directors and our internal controls minimize any potential conflicts that may result from combining the roles of Chairman and CEO.

Jay Ingram, Legal Branch Chief
June 10, 2010

     We believe the current leadership structure of the Board of Directors supports the risk oversight functions described below by providing independent leadership at the committee level with ultimate oversight by the full Board of Directors led by our Chairman and CEO. The Board of Directors periodically reviews and considers whether the current Board leadership structure continues to be appropriate for our company.
Executive Compensation — Compensation Discussion & Analysis, page 19
73.	We note your disclosure on page 20 in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
     Response:
     As part of its annual review of GEO’s compensation policies and practices, the Compensation Committee of GEO undertook a risk assessment review in connection with its determination that the risks arising from GEO’s compensation policies and practices for GEO’s employees are not reasonably likely to have a material adverse effect on GEO as disclosed in our Definitive Proxy Statement on Schedule 14A filed on March 24, 2010 (the “2010 Proxy Statement”) in compliance with Item 402(s) of Regulation S-K. Specifically, the Compensation Committee reviewed the three primary components of our compensation program: salary, annual cash incentive compensation and equity compensation. The Compensation Committee concluded that base salaries do not create risks that are reasonably likely to have a material adverse effect on GEO. With respect to our annual cash incentive compensation, the Compensation Committee noted that this element of compensation, other than the discretionary component, is formulaic and tied to the performance of GEO as a whole on a consolidated basis with respect to the two performance measures of revenue and net income after tax. Because these two performance measures are broad-based in nature and linked to companywide performance, the Compensation Committee concluded that the annual cash incentive compensation component does not incentivize employees to take on unnecessary risk that is reasonably likely to have a material adverse effect on GEO. With respect to our equity compensation program, the Compensation Committee noted in its review that since the adoption of its 2006 Plan, GEO has also granted shares of restricted stock which vest over a four year period instead of solely granting stock options. The Compensation Committee also noted that there is no set amount of options or restricted stock that will be granted annually, and awards are made on a subjective basis using the Compensation Committee’s business judgment, after taking into account numerous factors and considerations, including the recommendation of the CEO, the overall performance of GEO and the individual performance of officers. As a result of this review, the Compensation Committee concluded that the equity compensation component does not incentivize employees to take on unnecessary risk that is reasonably likely to have a material adverse effect on GEO. In addition to considering each of these compensation program components individually, the Compensation Committee considered them in the aggregate and determined that collectively they did not incentivize employees to take on unnecessary risk that is reasonably likely to have a material adverse effect on GEO. As a result of this review process, GEO concluded that the risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on GEO.
74.	With respect to the annual cash and long-term equity incentive programs, please revise to include a detailed analytical discussion of the actual payouts awarded to each of the named executive officers. For the annual cash incentive program, describe how you used the achievement of the applicable performance objectives to derive actual payouts and discuss in reasonably complete detail how the committee determined payouts for the portion of the program that comprises a discretionary payout. For your equity compensation awards, describe how the committee determined that the awards were appropriate in light of the factors it considered.

Jay Ingram, Legal Branch Chief
June 10, 2010

     Response:
     In response to the Staff’s comment, we believe that the disclosure under the heading “Proposal 3   Approval of Senior Management Performance Award Plan” beginning on page 35 of the 2010 Proxy Statement addresses the Staff’s comment regarding the annual cash incentive program. As discussed in the Compensation Discussion & Analysis Section of our 2010 Proxy Statement, there were no discretionary awards made under the annual cash incentive program in 2009. In light of the Staff’s comment, in future filings we will provide the required disclosure regarding our annual cash incentive program in the Compensation Discussion & Analysis Section of our proxy statement.

Jay Ingram, Legal Branch Chief
June 10, 2010

     With respect to its equity compensation awards, the Compensation Committee does not have a set equity pool amount of options or restricted stock that it must grant to the named executive officers annually and instead the amount it may issue in the aggregate or to any named officer is within its discretion. Additionally as disclosed in our 2010 Proxy Statement, the Compensation Committee does not use any set formulas or objective company or individual performance goals in determining equity compensation awards. The Compensation Committee instead “grants equity compensation awards on a subjective basis in its business judgment, after taking into account various factors, including whether there are awards available for granting in any particular fiscal year under our equity compensation plans, the total number of equity compensation grants outstanding for us at any given time as compared to the total number of issued and outstanding shares of common stock at such time, whether an individual has received equity compensation awards in prior years and in what amounts, the overall performance of GEO in terms of revenue and net income after tax during the preceding fiscal year, and the overall performance of the individual during the preceding fiscal year.” The Compensation Committee then determines that equity compensation awards are appropriate by taking into account a number of factors, including the recommendations of the CEO, the availability of awards for issuance companywide, the overall performance of GEO and the individual performance of the officers.
75.	We note that your compensation committee uses peer group data to help it guide your compensation policy and procedure. Please discuss in more detail how the committee’s use of peer group data influences, its compensation decisions, including whether it engages in benchmarking. If so, please discuss where it targets your executives’ compensation relative to the peer group data you collect, and indicate where actual compensation fell with respect to that target. See Item 402(b)(2)(xiv) of Regulation S-K.
     Response:
     The Compensation Committee does not engage in benchmarking as described in Question 118.05 of the Staff’s Compliance and Disclosure Interpretations relating to Regulation S-K. The Compensation Committee does not use peer group data as a reference point, either wholly or in part, to base, justify or provide a framework for its compensation decisions. Further, the Compensation Committee does not target any element of executive compensation to be at the median or any specific

Jay Ingram, Legal Branch Chief
June 10, 2010

percentile of the peer group data. The Compensation Committee uses peer group data to obtain a general understanding of current compensation practices and therefore ensure that it is acting in an informed and responsible manner to make sure GEO’s executive compensation program is competitive. The Compensation Committee views peer group data as one factor in assisting its compensation decisions, but does not rely wholly or in part on this information. The Compensation Committee uses its experience and judgment to make final compensation decisions. Thus, the Company does not utilize “benchmarking” as defined by the Staff for determining levels of individual components of executive compensation or total executive compensation. In light of the Staff’s comment, in future proxy statements we will expand our disclosure in the Compensation Discussion & Analysis section of the proxy statement regarding how we utilize peer group data. Additionally, in future proxy statements, to the extent GEO uses compensation data about other companies to base, justify or provide a framework for a compensation decision, and such analysis is material, GEO will provide a list of the peer group companies and describe how such information affected compensation decisions.
Form 8-K Filed May 11, 2010
76.	You believe that pro forma income from continuing operations. Adjusted EBITDA, and Adjusted Free Cash Flow are important operating measures that supplement the discussion and analysis of your financial results derived in accordance with GAAP. Please expand your disclosures to separately address why you believe the presentation of each of these measures provides useful information to investors. Please also disclose any additional purposes for which you use each of these non-GAAP financial measures. Refer to Instruction 2 of Item 2.02 of the Form 8-K and Item 10(e)(1)(i)(d) and (e) of Regulation
S-K.
     Response:
As disclosed in our Form 8-K for our first quarter 2010 earnings results, we believe pro forma income from continuing operations, Adjusted EBITDA, and Adjusted Free Cash Flow are important measures that “are useful to investors to provide them with disclosures of GEO’s operating results on the same basis as that used by GEO’s management. Additionally, GEO’s management believes that these adjusted financial measures provide useful information to investors about the performance of GEO’s overall business because such financial measures eliminate the effects of unusual or non-recurring charges that are not directly attributable to GEO’s underlying operating performance. GEO’s management believes that because it has historically provided similar non-GAAP financial information in its earnings releases, continuing to do so provides consistency in its financial reporting and continuity to investors for comparability purposes.” In light of the Staff’s comment, we will provide in future filings why we believe each individual non-GAAP measure is useful to investors.
We also disclosed in our Form 8-K for our first quarter 2010 earnings results, that GEO’s management uses these non-GAAP financial measures “in conjunction with GAAP financial measures to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.” In future filings, to the extent material, we will disclose any additional purposes for which GEO uses non-GAAP financial measures.
77.	Given your reconciliation of Adjusted Free Cash Flow to Income from Continuing Operations, it appears that you view Adjusted Free Cash Flow to be a performance measure. Given that “free cash flow” is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing “adjusted free cash flow” as a performance measure. Also, the use of the words “cash flow” in the measure’s title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. If you maintain that “Adjusted Free Cash Flow” is indeed not a liquidity measure, then please prospectively change the title of this measure to delete the words “cash flow.” Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts, and to delete the “Adjusted Free Cash Flow Per Diluted Share” disclosure. See the corresponding

Jay Ingram, Legal Branch Chief
June 10, 2010

guidance in C&DI sections 102.05-.07 available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
     Response:
We acknowledge the Staff’s comment. We confirm that we use “Adjusted Free Cash Flow” as a performance measure. In light of the Staff’s comment, in future earnings press releases and filings, we will change the title of this measure to “Adjusted Funds From Operations.”

Jay Ingram, Legal Branch Chief
June 10, 2010

     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.
Sincerely,
AKERMAN SENTERFITT

/s/ Jose Gordo
Jose Gordo
For the Firm

cc:	Securities and Exchange Commission
     Hagen Ganem, Esq., Staff Attorney
     Jeanne Baker, Assistant Chief Accountant
     Nudrat Salik, Staff Accountant

The GEO Group, Inc.
     John J. Bulfin, Esq., Senior Vice President and General Counsel

Cornell Companies, Inc.
     Cathryn L. Porter, Esq., General Counsel

Hogan Lovells US LLP
     Daniel Keating, Esq.

Akerman Senterfitt
     Stephen K. Roddenberry, Esq.
Esther L. Moreno, Esq.